UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **April 7, 2009**

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois   **60143**
(Address of principal executive offices)   (Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

First Midwest Bancorp, Inc. (the "Company" or "First Midwest") announced today that Vernon A. Brunner, a member of its Board of Directors ("Board"), died on Wednesday April 1, 2009, at the age of 68. A copy of the press release is filed herewith as Exhibit 99.1.

Mr. Brunner had served as a director of First Midwest since November of 2006, and previously had severed as a member of the Board from 1997 through 2005. At the time of his death, Mr. Brunner was serving as the Chair of the Board's Compensation Committee.

Pursuant to the Company's Corporate Governance Guidelines, director J. Stephen Vanderwoude, the current Vice-Chair of the Board's Compensation Committee and Chair of its Nominating and Corporate Governance Committee, has assumed the role of Compensation Committee Chair. Director Brother James Gaffney, the current Vice-Chair of the Board's Nominating and Corporate Governance Committee has assumed the role of Nominating and Corporate Governance Committee Chair.

Item 9.01 Financial Statements and Exhibits

The following Exhibit is furnished as part of this Current Report on Form 8-K.

99.1   Press Release of the Registrant dated April 7, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
(Registrant)


Date: April 7, 2009   /s/ CYNTHIA A. LANCE
                                       Cynthia A. Lance
                                       Executive Vice President and
                                       Corporate Secretary



First Midwest Bancorp, Inc.

News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: **Cynthia A. Lance**
Executive Vice President and
Corporate Secretary
(630) 875-7345

TRADED: **NASDAQ Global Select Market**
SYMBOL: **FMBI**

www.firstmidwest.com

FIRST MIDWEST BANCORP, INC.
MOURNS THE DEATH OF A DIRECTOR

ITASCA, IL., APRIL 7, 2009 – First Midwest Bancorp, Inc. (the "Company" or "First Midwest") **(NASDAQ NGS: FMBI)**, the holding company of First Midwest Bank announced today with great regret the death of Vernon A. Brunner, a member of its Board of Directors ("Board"), on Wednesday April 1, 2009. He was 68 years old.

"Vern was a true gentleman as well as a good friend and counselor to First Midwest." said Michael L. Scudder, the Company's President and Chief Executive Officer. "He was a terrific advocate of our Company, and we valued his insights and wisdom. We will miss him greatly."

Mr. Brunner had served as a director of First Midwest since November of 2006, and previously had served as a member of the Board from 1997 through 2005. At the time of his death, Mr. Brunner was serving as the Chair of the Board's Compensation Committee.

Pursuant to the Company's Corporate Governance Guidelines, director J. Stephen Vanderwoude, the current Vice-Chair of the Board's Compensation Committee and Chair of its Nominating and Corporate Governance Committee, has assumed the role of Compensation Committee Chair. Director Brother James Gaffney, the current Vice-Chair of the Board's Nominating and Corporate Governance Committee has assumed the role of Nominating and Corporate Governance Committee Chair.

About the Company:

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through some 100 offices located in 62 communities, primarily in metropolitan Chicago. First Midwest was recently recognized by the Alfred P. Sloan awards for Business Excellence in Workforce Flexibility in the greater Chicago Area.

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